Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-216005
Supplement dated December 4, 2017)

Celanese US Holdings LLC

€300,000,000 1.250% Senior Notes due 2025
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Term Sheet
December 4, 2017

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	€300,000,000

Title of Securities:	1.250% Senior Notes due 2025 (the “Notes”)

Maturity:	February 11, 2025

Offering Price:	99.810%, plus accrued interest from December 11, 2017, if settlement occurs after that date.

Coupon:	1.250%

Yield to Maturity	1.278%

Spread to Benchmark Bund:	129.3 bps

Spread to Mid-Swap:	+80bps

Mid-Swap Yield:	0.478%

Benchmark Bund:	0.500% due February 15, 2025

Benchmark Bund Spot and Yield:	103.710; -0.015%

Interest Payment Dates:	February 11 of each year, commencing February 11, 2018

Record Dates:	January 27 of each year

Optional Redemption:	Make-whole call at Bund + 20 bps

In addition, commencing November 11, 2024 (three months prior to maturity of the Notes), the Issuer may redeem some or all of the Notes at any time and from time to time at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Joint Book-Running Managers:	J.P. Morgan Securities plc Citigroup Global Markets Limited Deutsche Bank AG, London Branch Morgan Stanley & Co. International plc

Co-Managers:	Barclays Bank PLC SMBC Nikko Capital Markets Limited

Trade Date:	December 4, 2017

Settlement Date:	December 11, 2017 (T+5)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Distribution:	Registered Offering

Net Proceeds:
We estimate that the net proceeds from this offering of the Notes will be approximately €299 million (approximately $356 million, based on a €/$ exchange rate of €1.00/$1.1885 as of December 1, 2017) before deducting underwriting discount and other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XLS1713474671 / 171347467

Anticipated Listing:	New York Stock Exchange

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London, E14 5JP, Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, Fax: +44 (0) 20 3493 0682.
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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